UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 29)*

Boulder Total Return Fund, Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

101541100
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, CO  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           2,987,504
Shares Bene-
ficially                                8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    2,987,504
Person With
10.           Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 24.21%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                                7.           Sole Voting Power                                           1,666,907
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    1,666,907
Person With
10.           Shared Dispositive Power

11.           Aggregate Amount Beneficially Owned by Each Reporting Person      1,666,907

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Represented by Amount in Row (11)                                                                                                13.51%

14.           Type of Reporting Person (See Instructions)                                                                                                OO

CUSIP No. 101541100

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Atlantic LLC

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                OO

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Colorado

Number of                                7.           Sole Voting Power                                           343,749
Shares,Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    343,749
Person With
10.           Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                     343,749

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                                                           2.79%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 101541100

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                Not applicable

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                                7.           Sole Voting Power                                           104,627
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    104,627
Person With
10.           Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                     104,627

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                                                           0.85%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 101541100

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                Not Applicable

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                                7.           Sole Voting Power                                           72,176
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    72,176
Person With
10.           Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                     72,176

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                                                           0.58%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 101541100

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                Not Applicable

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    0
Person With
10.           Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                     0

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                                                           0%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 101541100

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                Not Applicable

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                                7.           Sole Voting Power                                           25,698
Shares Bene-
ficially                                  8.           Shared Voting Power
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    25,698
Person With
10.           Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                     25,698

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                                                           0.21%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

  CUSIP No. 101541100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                        343,749
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    0
Person With
10.           Shared Dispositive Power                               343,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 2.79%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 29 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company").  Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Brown Trust”), Evergreen Atlantic LLC (“Evergreen Atlantic”), the Stewart West Indies Trust (the “West Indies Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the John S. Horejsi Trust (the “John Trust”), and the Evergreen Trust (the “Evergreen Trust”), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended, or amended and restated, as set forth below.

Item 3.                                Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

The total amount of funds required by the Brown Trust to purchase the Shares in the open market as reported in Item 5(c) was $1,414,582.68.  Such funds were provided by the Brown Trust’s cash on hand, inter-trust advances or margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated.  In addition, as also reported in Item 5(c), on December 24, 2012, the Brown Trust acquired 53,080 Shares from the John Trust as payment in kind to partially satisfy an outstanding debt owed by the John Trust, which payment was in the amount of $961,278.80.  This payment was in connection with the termination of the John Trust.

Item 4.                                Purpose of Transaction.

No change except for the addition of the following:

As reported in Item 5(c), the Brown Trust purchased Shares in the open market.  Such purchases were made in order to increase the Brown Trust’s equity interest in the Company.  In addition, as also reported in Item 5(c), the Brown Trust acquired Shares from the John Trust as payment in kind to partially satisfy an outstanding debt owed by the John Trust.  This payment was in connection with the termination of the John Trust.  Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.                  Interest in Securities of the Issuer.

No change except for the addition of the following:

(a) The Ernest Trust is the direct beneficial owner of 2,987,504 Shares, or approximately 24.21% of the 12,338,660 Shares outstanding as of May 31, 2012 (the “Outstanding Shares”), according to information contained in the Company’s most recent semi-annual report to stockholders.

The Brown Trust is the direct beneficial owner of 1,666,907 Shares, or approximately 13.51% of the Outstanding Shares.

Evergreen Atlantic is the direct beneficial owner of 343,749 Shares, or approximately 2.79% of the Outstanding Shares.

The West Indies Trust is the direct beneficial owner of 104,627 Shares, or approximately 0.85% of the Outstanding Shares.

The Susan Trust is the direct beneficial owner of 72,176 Shares, or approximately 0.58% of the Outstanding Shares.

As of December 24, 2012, the John Trust no longer beneficially owns any Shares and will cease to be a Reporting Person on this Schedule 13D after the filing of this Amendment No. 29.

The Evergreen Trust is the direct beneficial owner of 25,698 Shares, or approximately 0.21% of the Outstanding Shares.

As manager of Evergreen Atlantic, Mr. Horejsi may be deemed to share indirect beneficial ownership of the 343,749 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.79% of the Outstanding Shares.  Also, by virtue of the relationships previously reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Mr. Horejsi disclaims all such beneficial ownership.

By virtue of the relationships and transactions previously described in this statement, the Reporting Persons may be deemed to constitute a group.  Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

           (c)                      The table below sets forth information relating to Shares purchased by the Brown Trust since the filing of Schedule 13D Amendment No. 28.  Such purchases were effected by the Brown Trust in the open market.
Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)

4/20/2010	3,000	$14.93
4/20/2010	1,000	$14.95
4/21/2010	2,000	$14.99
4/26/2010	3,000	$15.00
4/26/2010	2,000	$14.98
4/27/2010	5,000	$14.88
4/27/2010	5,000	$14.66
5/13/2010	2,000	$14.01
5/13/2010	923	$13.95
5/17/2010	2,400	$13.58
5/17/2010	2,358	$13.61
5/18/2010	5,000	$13.58
5/18/2010	5,000	$13.73
5/18/2010	4,000	$13.77
5/18/2010	5,000	$13.71
5/19/2010	900	$13.46
5/19/2010	700	$13.45
5/19/2010	300	$13.43
5/20/2010	5,000	$13.06
5/20/2010	5,000	$12.93
5/21/2010	5,000	$13.11
5/21/2010	5,000	$13.02
5/21/2010	5,000	$13.01
5/24/2010	5,000	$13.07
5/27/2010	3,600	$13.13
5/27/2010	2,045	$13.21
6/01/2010	5,000	$13.10
6/01/2010	5,000	$12.99
6/02/2010	3,600	$13.08
6/02/2010	300	$13.07
6/08/2010	1,300	$12.68
6/08/2010	1,300	$12.79
6/09/2010	2,400	$12.93

The table below sets forth information relating to the purchase of the Shares by the Brown Trust and sale of the Shares by the John Trust.  Such purchase and sale was effected by the Brown Trust and John Trust in a privately negotiated transaction.

Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)
12/24/2012	53,080	$18.11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2013

/s/ Stewart R. Horejsi
Stewart R. Horejsi individually and as
manager of Evergreen Atlantic LLC

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska
Trust Company, trustee of the Trusts